SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                             Iridium Communications
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                               (Name of Issuer)

                   Common Stock, par value of $0.001 per share
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                         (Title of Class of Securities)

                                   46269C102
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                                 (CUSIP Number)

                                 Peter C. Keefe
                               Avenir Corporation
                             1775 Pennsylvania Ave NW
                                   Suite 650
                              Washington DC, 20006
                                 (202) 659-4427
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 March 31, 2014
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 46269C102
------------------                                            ------------------
---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                3,321,018
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        0
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH                     3,321,018
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
            3,321,018
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.3%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 46269C102
------------------                                            ------------------

This Schedule 13D ("Schedule") is being filed on behalf of Avenir Corporation ("Avenir"), a Virginia corporation, and amends the Schedule 13D filed on November 12, 2013. This Schedule relates to the common stock, par value $0.001 per share, of Iridium Communications Inc., a Delaware corporation
(the "Issuer"). Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $23,435,040. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 4. Purpose of Transaction

Avenir acquired the shares for investment purposes.

On March 31, 2014, Avenir sent the letter included as Attachment 1 below to Robert H. Niehaus.

Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 3,321,018 shares of the common stock of the Issuer, constituting approximately 4.3% of the 76,838,663 shares outstanding.

          (b) Avenir generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities for the past 60 days are on Schedule A.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

Attachment 1) Letter from Avenir to Robert H. Niehaus dated March 31, 2014.

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 46269C102
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   March 31, 2014
                                          -----------------------------------
                                                   Date

                                                    /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                               Peter C. Keefe/President
                                          -----------------------------------
                                                   Name/Title

                                  SCHEDULE 13D
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CUSIP No. 46269C102
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                                   SCHEDULE A


PURCHASE ("BY") AND SALE ("SL") TRANSACTIONS, TRANSFER OUTS ("LO") AND TRANSFER INS ("LI") SINCE THE MOST RECENT FILING OF SCHEDULE 13D

All purchases and sales listed below were normal, open-market transactions.



                                               Average
Transaction                                    Per
Type       Date     Quantity   Total Price     Share
LO      1/29/2014      4550      28392.00      6.24
SL      1/30/2014      2725      17182.91      6.31
LO       2/4/2014       520       3192.80      6.14
SL       2/4/2014     12475      76325.65      6.12
SL       2/7/2014      2831      17284.92      6.11
SL      2/20/2014     31702     197085.00      6.22
SL      2/21/2014     14933      93128.47      6.24
SL      2/26/2014     24753     154530.91      6.24
BY      2/27/2014       385       2643.33      6.87
LO      2/28/2014      1280       8345.60      6.52
SL       3/4/2014     18340     123767.65      6.75
SL       3/5/2014    169315    1157684.60      6.84
SL       3/6/2014       970       6789.88      7.00
SL       3/7/2014      4240      29637.93      6.99
SL      3/13/2014     45450     341830.64      7.52
SL      3/14/2014     10800      81714.16      7.57
SL      3/18/2014      7100      54053.29      7.61
LO      3/20/2014      1880      14626.40      7.78
SL      3/24/2014      4950      38296.30      7.74
SL      3/25/2014        85        662.63      7.80
SL      3/26/2014      3030      22724.49      7.50
BY      3/26/2014      2598      19952.64      7.68





                                Attachment 1


March 31, 2014

Mr. Robert H. Niehaus
Chairman of the Board
Iridium Communications, Inc.
1750 Tysons Boulevard
Suite 1400
McLean, VA 22102

Attn: Secretary, Board of Directors

Dear Bob:

We write regarding the amended Iridium registration statement that was filed late on Friday, March 28th increasing the total potential capital raise to $225 million from $150 million. While the larger amount is far closer to the estimate we gave you of the capital required to fund the business through the NEXT initiative, the dramatic upsize, coming less than two months after the initial filing, demonstrates once again how challenged Iridium's management and Board of Directors finds itself in accurately forecasting the company's capital requirements. The company has consistently underestimated its capital requirements and as a result, is once again being required by a nervous banking group to raise equity - for the second time in 18 months.
The first equity raise was needlessly dilutive and the terms were harsh. Against our counsel, the mix of securities for the new offering does not include a rights offering, which would permit your current shareholders to avoid further dilution. This is senseless and sends a clear message to the owners of the business.

In our discussions, you claimed that rights offerings were not common in the United States and not the preference of your shareholders. Your first claim is wrong. As proof, we pointed out a $2.4 billion rights offering completed by New York Stock Exchange-listed Turquoise Hill in January of this year. Existing investors were permitted to acquire shares at a discount to market and have since enjoyed a 42% gain on their subscribed shares. We also told you that Liberty Media's John Malone has a history of using rights offerings. Nine days after that conversation, Liberty announced a rights offering which will be priced at a 20% discount to the trailing 20 day average stock price. Liberty's shares rose 9% on the announcement. We question your second claim as you offered no proof for your statement that other large Iridium shareholders are uninterested in a rights offering. Further, it is illogical that they prefer dilution over a choice to avoid dilution. Since you are in the private equity business, think about this - how would your limited members react if the managing member ignored their wishes and diluted them by sourcing capital from third parties?

Iridium shares trade well below book value and nearly 30% below the 2009 IPO price, despite a stock market that has more than doubled over that period of time. That poor record is in part a direct reflection of Iridium's callous disregard for its shareholders. It is clear that Iridium's board has lost the confidence of its shareholders and the accumulated evidence strongly suggests that it is not equal to the task of managing its overleveraged balance sheet while protecting per share value. It is time for the company to seek outside help regarding alternatives ranging from a minority investment by a strategic partner to the sale of the entire company with the objective of maximizing per share value for existing shareholders. We are prepared to assist the company in identifying an advisor. We further suggest that the company cease its current efforts to raise capital and to seek bank covenant waivers while the process unfolds.

We look forward to your prompt response.


Very Truly Yours,

/s/ Peter C. Keefe

Peter C. Keefe